SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              __________

                             SCHEDULE 13D
                            (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(a)

                           (Amendment No. 1)
                    Impac Commercial Holdings, Inc.
                           (Name of Issuer)

                     Common Stock $0.01 par value
                    (Title of Class of Securities)

                              44968J 10 6
                            (CUSIP Number)

                           Daniel K. Osborne
           Executive Vice President, Chief Operating Officer
                      and Chief Financial Officer
                      Apex Mortgage Capital, Inc.
                865 South Figueroa Street, Suite, 1800
                    Los Angeles, California  90017
                            (213) 244-0000
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           September 7, 1999
                 (Date of Event Which Requires Filing
                          of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
                13d-7(b) for other parties to whom copies are to be sent.

                    (Continued on following pages)
                         (Page 1 of 11 Pages)

1   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON (ENTITIES ONLY)
    Apex Mortgage Capital, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ x ]
                                                       (b)[  ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                         [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Maryland

    NUMBER OF         7    SOLE VOTING POWER
                           0
     SHARES
                      8    SHARED VOTING POWER
    BENEFICIALLY           627,300

     OWNED BY         9    SOLE DISPOSITIVE POWER
                           0
     EACH REPORTING
       PERSON        10   SHARED DISPOSITIVE POWER
        WITH              627,300

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    627,300

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                     [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5%

14  TYPE OF REPORTING PERSON*
    CO

1   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON (ENTITIES ONLY)
    The TCW Group, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ x ]
                                                       (b)[  ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                        [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Nevada

    NUMBER OF         7    SOLE VOTING POWER
                           0
     SHARES
                      8    SHARED VOTING POWER
    BENEFICIALLY           627,300

     OWNED BY         9    SOLE DISPOSITIVE POWER
                           0
     EACH REPORTING
       PERSON        10   SHARED DISPOSITIVE POWER
        WITH              627,300

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    627,300

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5%

14  TYPE OF REPORTING PERSON*
    HC, CO

1   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON (ENTITIES ONLY)
    Robert A. Day

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[  ]
                                                       (b)[ x ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                         [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

    NUMBER OF         7    SOLE VOTING POWER
                           627,300
     SHARES
                      8    SHARED VOTING POWER
    BENEFICIALLY           0

     OWNED BY         9    SOLE DISPOSITIVE POWER
                           627,300
     EACH REPORTING
       PERSON        10   SHARED DISPOSITIVE POWER
        WITH              0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    627,300

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                        [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5%

14  TYPE OF REPORTING PERSON*
    IN, HC

             AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is made to the Schedule 13D originally filed on September 7, 1999 by Apex Mortgage Capital, Inc., a Maryland corporation ("AXM"), The TCW Group, Inc., a Nevada corporation ("TCWG"), and Robert A. Day, an individual (collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value per share ("Common Stock"), of Impac Commercial Holdings, Inc. (the "Issuer"). Such Schedule 13D is hereby amended as follows:

ITEM 4.   PURPOSE OF TRANSACTIONS

Item 4 is amended in its entirety to read as follows:
On August 5, 1999, the Issuer announced an agreement to merge with and into AMRESCO Capital Trust ("AMCT"), an externally managed Texas real estate investment trust. In such merger, shareholders of the Issuer would receive 0.661 of a share of AMCT for each share of Common Stock (the "Merger Consideration").

AXM believes that the Merger Consideration considerably undervalues the Common Stock to the disadvantage of the Issuer's shareholders. Accordingly, on September 7, 1999, by letter to the Board of Directors of the Issuer, AXM made a non-binding proposal for a tax-free merger of AXM and the Issuer in which 0.60328 shares of AXM's common stock would be exchanged for each share of Common Stock. A copy of such letter is filed herewith as Exhibit 2, and a copy of a press release disclosing the merger proposal and the letter is filed herewith as Exhibit 3, each of which is incorporated herein by this reference. AXM believes that the terms of its proposal are financially superior to those reflected in the proposed transaction with AMCT.

AXM's purpose is to acquire control of the Issuer. AXM and/or the other Reporting Persons and their affiliates also may acquire additional shares of Common Stock in the open market or in privately negotiated transactions, and may take such other actions as they may deem appropriate in order to obtain control of the Issuer.

Although the foregoing reflects the current intentions of AXM and the other Reporting Persons, there can be no assurance that any of them or any of their affiliates will acquire any additional shares of Common Stock or take any other such actions. Each of them and the other entities and individuals referred to herein reserves full discretion to make its or his own investment decisions with respect to the Common Stock owned directly or beneficially by it or him from time to time, including, but not limited to, the timing and amount of purchases and the timing and amount of dispositions of shares of Common Stock. Such decisions will depend on a variety of factors not presently determinable, including, but not limited to, alternative investment opportunities available to them, general economic conditions and monetary, stock market and regulatory conditions.

Except as set forth above, none of the Owners or the Reporting Person has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D (although each of them reserves the right to do so).

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended to add the following additional Exhibits:

Exhibit 2 Letter dated September 7, 1999 from AXM to Board of Directors of the Issuer

Exhibit 3 AXM September 8, 1999 Press Release

                              SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                         September 8, 1999


                         APEX MORTGAGE CAPITAL, INC.

                         By: /s/ Daniel K. Osborne
                            -------------------------------
                         Name:  Daniel K. Osborne
                         Title:   Executive Vice President,
                                  Chief Operating Officer
                                  and Chief Financial Officer

                         THE TCW GROUP, INC.

                         By: /s/ Michael E. Cahill
                            -------------------------------
                         Name:  Michael E. Cahill
                         Title:   Managing Director, General
                                  Counsel & Secretary

                         ROBERT A. DAY

                         By: /s/ Michael E. Cahill
                            ------------------------------
                         Name:  Michael E. Cahill
                         Title:   Authorized Signatory

                     EXHIBIT 2

   Letter dated September 7, 1999 from AXM to Board of
               Directors of the Issuer

September 7, 1999


Board of Directors of Impac Commercial Holdings, Inc.
In care of Wesley R. Edens
1401 Dove Street
Newport Beach, California 92660

Gentlemen:

     In response to the proposed acquisition of Impac Commercial Holdings, Inc. ("ICH") by Amresco Capital Trust ("AMCT"), I am pleased to submit this competing proposal for the acquisition of ICH by Apex Mortgage Capital, Inc. ("AXM") through a tax-free merger in which 0.60328 shares of AXM's Common Stock would be exchanged for each outstanding share of ICH Common Stock. We have closely reviewed your Agreement and Plan of Merger (the "AMCT Acquisition Agreement") dated August 4, 1999 as filed with the Securities and Exchange Commission.

     Notwithstanding the existing AMCT Acquisition Agreement, we are still prepared to offer substantially greater value to your shareholders than they are receiving in the current transaction with AMCT. Based on today's stock price for AXM's Common Stock (NYSE:AXM) of $11.75, our proposal equates to a current value of $7.09 per ICH share, which is a 32% premium to its current price of $5.38 per share and a 20% premium to the current value of the AMCT proposal of $5.91. Additionally, we believe that the superior track record of AXM and its manager, TCW Investment Management Company, makes this a superior offer and a lower risk transaction as well. To illustrate this track record over the last year, AXM has increased its dividend in every single quarter, posted earnings per share exceeding that of substantially all of its mortgage REIT peers and accordingly, currently enjoys one the highest equity valuations in the industry.

The following outlines the more precise terms of our offer.

     1.   We are prepared to pay a fixed exchange ratio of
          0.60328 shares of AXM Common Stock for each outstanding share of ICH Common Stock. Based upon the AXM closing market price on September 7, 1999, our offer exceeds the value of the proposed transaction with AMCT by $1.18 per share of ICH Common Stock.

     2. We are prepared to execute an agreement substantially similar to your existing Acquisition Agreement with the superior financial terms of our offer as outlined above.

     3. Based upon the most recent quarterly dividend declarations, ICH shareholders could expect to receive, as shareholders of AXM, an annual dividend of $1.11 per equivalent share. That is more than double your current dividend, and exceeds the comparable dividend expected in the AMCT proposal by approximately 8%.

     We urge the Board of Directors of ICH to consider forming a special committee consisting of independent directors to objectively evaluate our proposal in relation to the AMCT proposal. We would hope that this committee would have the authority to retain independent financial advisors and legal counsel.

               This offer has been made with the support of the AXM Board of Directors. We understand that the terms of the AMCT Acquisition Agreement require you to follow certain procedures before you can accept our offer. We believe, however, that this letter easily satisfies the requirements of a "Superior Proposal," as such term is defined in the AMCT Acquisition Agreement. Your shareholders have an opportunity to receive an additional $11.9 million in current value under our offer.

     Our offer is subject to completing a short due diligence, including our review of previously created disclosure schedules and the ancillary agreements referenced in the AMCT Acquisition Agreement. We can begin our diligence immediately and would expect to complete it in less than ten working days. In connection with the performance of due diligence, we would be willing to enter into a customary Confidentiality Agreement in a mutually acceptable form. We ask merely that you offer us a "level playing field" to review the type of data you have already offered to AMCT.

     Please feel free to call Daniel Osborne at (213) 244-0461 to discuss any aspect of our offer. Additionally, We would be pleased to meet with you along with our advisors on this matter, O'Melveny & Myers, LLP, and Stifel, Nicolaus & Company, Incorporated.

     As this proposal is material to our shareholders, we are compelled to disclose the significant terms of our offer to the investing public. We anticipate issuing a press release discussing this matter concurrently with the submission of this letter to you or soon thereafter.

     We are excited to move forward with you on the proposed transaction, and trust that you and your Board will find the terms of our offer to be in the best interests of your shareholders. We look forward to hearing from you soon.

     Very truly yours,


     Apex Mortgage Capital, Inc.




     By:                          By:
        -------------------------    -----------------------------
        Philip A. Barach              Daniel K. Osborne
        President                     Executive Vice President
        Chief Executive Officer       Chief Operating Officer

                             EXHIBIT 3

               AXM September 8, 1999 Press Release


                                            For Immediate Release


Apex Mortgage Capital Offers to Acquire Impac Commercial Holdings

     LOS ANGELES, California - September 8, 1999 -- Apex Mortgage Capital, Inc. (NYSE: "AXM") announced today that it is proposing to acquire Impac Commercial Holdings, Inc. (AMEX: "ICH") in a stock-for-stock exchange that would value each ICH share at $7.09. This represents a 32% premium to yesterday's closing price of $5.38 per share.
     On August 4, 1999, AMRESCO Capital Trust (NASDAQ:
"AMCT") and ICH announced a stock-for-stock merger agreement that if completed would value each ICH share at $5.91 based on yesterday's closing price for AMCT. The competing offer proposed by AXM today represents a 20% premium for ICH shareholders in comparison to the AMCT offer. Under the terms of the AXM offer, AXM would acquire ICH in a tax-free merger in which 0.60328 shares of AXM common stock would be exchanged for each share of ICH common stock. The transaction is expected to result in higher earnings and dividends for both AXM and ICH shareholders.
     The combined company is generally expected to continue with the business plan currently employed by AXM which, over the last year, has resulted in sequentially increasing dividends, annual earnings performance exceeding substantially all of its mortgage REIT peers and one the highest equity valuations in the industry. In fact, concurrently with this announcement, the AXM Board of Directors declared another dividend increase to $0.46 per share which represents a 70% increase from the prior year quarter. Shareholders would continue to benefit from AXM's relationship with TCW Investment Management Company. The combined company would also enjoy the benefits of per share cost savings and other synergies associated with a larger organization.
     Commenting on the proposed acquisition, Philip A. Barach, Chief Executive Officer, and Daniel K. Osborne, Chief Operating Officer, stated, "This compelling combination presents ICH shareholders with the immediate opportunity to receive a substantial premium for their investment in comparison to both current market value and the AMCT offer. ICH shareholders will also have future opportunities for continued growth as shareholders of a combined company with seasoned management and a proven business model. AXM shareholders will benefit from the expected higher earnings of the combined company."
     The executives concluded, "We have reviewed the AMCT offer for ICH and firmly believe our offer is superior. We have communicated our offer to the ICH Board of Directors and expressed our desire to move forward in negotiating an agreement between AXM and ICH that would be in the best interest of all shareholders. For the benefit of ICH shareholders, we have urged the ICH Board of Directors to consider forming a special committee consisting of independent directors to objectively evaluate our proposal. We are excited about the prospects of an AXM and ICH combination and look forward to completing a successful merger."

     Apex Mortgage Capital, Inc. is a financial company structured as a real estate investment trust. The Company primarily acquires United States agency securities; other mortgage related securities and mortgage loans. The Company is listed on the New York Stock Exchange under the symbol "AXM." Investors can obtain additional information about the Company on its web site at www.apexreit.com.

"Safe Harbor" Statement under the Private Securities
Litigation Reform Act of 1995:

     Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in or contemplated by these forward-looking statements due to a number of factors, including general economic conditions, overall interest rates, the shape of the yield curve, the availability of suitable mortgage assets, the availability of debt capital, mortgage prepayment rates, the impact of leverage, the effectiveness of hedging, the final terms of any proposed merger agreement and other risk factors outlined in the Company's SEC reports. There can be no assurance the proposed acquisition will be completed on the terms described herein or that any acquisition will result in higher earnings and dividends.



MEDIA CONTACT:      Josh Pekarsky/Adam Weiner
                    Kekst and Company
                    212-521-4800

INVESTOR CONTACT:   Daniel Osborne
                    Chief Operating Officer
                    Apex Mortgage Capital, Inc.
                    213-244-0461